

August 18, 2014

<u>Via E-mail</u>
Igor Weselovsky
Chief Executive Officer
Neuromama, Ltd.
Blvd. Benito Juarez Km. 25.500
Quinta Del Mar, Int. Suite 28
Playas de Rosario B.C., Mexico c.p. 22710

> **Re:** **Neuromama, Ltd.**
> **Form 10-K for Fiscal Year Ended January 31, 2013**
> **Filed April 10, 2013**
> **Form 10-Q for the Quarterly Period Ended October 31, 2013**
> **Filed January 17, 2014**
> **Response dated July 22, 2014**
> **File No. 333-180750**

Dear Mr. Weselovsky:

We issued comments to you on the above captioned filings on July 31, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 2, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 if you have questions regarding comments.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director